Exhibit 99.1

First Phosphate Reports Annual Meeting Results,

Substantial Increase in Shareholder Base and Adoption of Advance Notice Policy

Saguenay, Québec – September 1, 2026 First Phosphate Corp (“First Phosphate” or the “Company”) (NASDAQ: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is pleased to report the voting results for the Company’s Annual General and Special Meeting of Shareholders (the “Meeting”) held on August 28, 2026.

Voting Results

Detailed voting results of the election of the Company’s board of directors (the “Board”) are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John Passalacqua	65,681,593	99.52%	317,515	0.48%
Laurence W. Zeifman	63,839,049	96.73%	2,160,059	3.27%
Bennett Kurtz	65,673,958	99.51%	325,150	0.49%
Peter Nicholson	65,691,489	99.53%	307,619	0.47%
Peter Kent	64,335,301	97.48%	1,663,807	2.52%

All nominees, as set forth in the Company’s Management Information Circular dated July 29, 2026 (the “Circular”), were elected as directors of First Phosphate at the Meeting.

At the Meeting, shareholders also approved: (1) the number of directors to be fixed at five, (2) the appointment of Davidson & Company LLP as auditor of the Company for the ensuing year and authorizing the Board to fix the remuneration of the auditor, (3) the Company’s advance notice policy (the “Policy”); and (4) the re-approval of the Company’s omnibus equity incentive plan, all as more particularly described in the Circular.

Matter	Votes For	% For	Votes Against - Withheld	% Against - Withheld
Number of directors	65,594,446	99.39%	404,662	0.61%
Appointment of auditors	64,206,061	97.28%	1,793,047	2.72%
Advance Notice Policy	64,112,942	97.14%	1,886,166	2.86%
Re-Approve Equity Incentive Plan	63,654,831	96.45%	2,344,277	3.55%

For further information regarding the matters considered at the Meeting, readers are encouraged to review the Circular, a copy of which is available under the profile for the Company on SEDAR+ (www.sedarplus.ca).

Increase in Shareholder Base

The Company is pleased to announce that its shareholders on record for the 2026 Meeting increased by 861% over the 2025 Meeting. The total registered shareholders reported are based on the registrar of the Company’s transfer agent plus beneficial shareholders reported by Broadridge.

AGM Record Date	Shareholders
2026	12,501
2025	1,301
2024	861
2023	800
2022	307

The Company believes that this increase in shareholders represents a positive sign of maturation in the Company’s corporate development, one that can be attributed to successful financings, management’s commitment to results, and a broader understanding and appreciation of the Company’s vision, initiatives and opportunities, among both retail and institutional investors.

Advance Notice Policy

The Board has, effective immediately, adopted the Policy which, among other things, and subject to certain exceptions, sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as director of the Company at a meeting of shareholders at which directors are to be elected. For additional details, please consult the full text of the Policy included in the Circular.

The Board believes that the Policy provides a clear and transparent process for all shareholders to follow, if they intend to nominate directors, by providing a reasonable time frame for shareholders to notify the Company of their intention to nominate directors and requiring shareholders to disclose information concerning proposed nominees that is mandated by applicable securities laws.

The Policy enables the Board to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Company.

About First Phosphate Corp

First Phosphate (NASDAQ: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay–Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

Tel: +1 (416) 200-0657

Investor Relations: https://firstphosphate.com/investors

General Inquiries: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things: that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.